UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                        Commission File Number: 0-10683

                          NOTIFICATION OF LATE FILING

(Check one): ___ Form 10-K ___ Form 20-F  ___ Form 11-K   __X_ Form 10-Q   ___
             Form 10-D ___ Form N-SAR ___ Form N-CSR

For Period Ended: March 31, 2011

             ___ Transition Report on Form 10-K
             ___ Transition Report on Form 20-F
             ___ Transition Report on Form 11-K
             ___ Transition Report on Form 10-Q
             ___ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION

Full Name of Registrant: HYDROMER, INC.
Former Name if Applicable:
Address of principal executive Office (Street and number): 35 Industrial Parkway City, State and Zip Code: Branchburg, NJ 08876

                       PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

_X_ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

___ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

___ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

   The registrant is unable to file its Form 10-Q for the quarter ended March 31, 2011 by the prescribed date of May 16, 2011 due to not being able reach terms with the mortgage holder on the financial covenants contained in the Company's long term debt instruments. The debt obligations are fully being met (is a performing loan to the mortgage holder), however as a result of the year-to-date results, two covenants are not met. The registrant hopes that it can negotiate a timely agreement so that they can file its Form 10-Q on or prior to the prescribed extended date. Without any agreement, the entire mortgage balance could be "callable" and classified as current.

                          PART IV - OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification Robert Lee (908) 722-5000 (Name) (Area Code) (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                _X_ Yes ___ No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? _ X _ Yes ___ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   A net loss of $57,868 is being reported for the quarter ended March 31, 2011 ($0.01 per share) as compared with a net loss of $206,416 ($0.04 per share) for the corresponding period the year prior. (See the attached Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Management's Discussions and Analysis.)

                                   Hydromer, Inc
-----------------------------------------------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2011                       By: /s/ Robert Y. Lee
                                         Robert Y. Lee
                                         Vice President, Chief Financial Officer

                   HYDROMER, INC. AND CONSOLIDATED SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS



                                                               Three Months Ended                Nine months Ended
                                                                    March 31,                        March 31,
                                                               2011            2010              2011            2010
                                                            UNAUDITED        UNAUDITED          UNAUDITED       UNAUDITED
---------------------------------------------------------  -----------------------------    ------------------------------
REVENUES
    Sale of Products                                     $   1,070,400    $    845,734    $    2,281,134   $   2,856,840
    Service Revenues                                           274,326         402,766         1,044,715       1,062,049
    Royalties and Contract Revenues                            206,316         226,668           687,210         681,964
                                                           -------------    ------------    --------------   -------------
         TOTAL REVENUES
                                                             1,551,042       1,475,168         4,013,059       4,600,853

                                                           -------------    ------------    --------------   -------------
---------------------------------------------------------  -----------------------------    ------------------------------

EXPENSES
   Cost of Sales                                               483,068         526,601         1,231,650       1,994,058
   Operating Expenses                                        1,101,305       1,316,952         3,378,516       3,804,805
   Other Expenses                                               58,961          56,973           157,523         138,611
   Gain from Sale of Assets                                      -                -                -            (335,629)
   (Benefit) from Income Taxes                                (34,424)        (218,942)         (243,856)       (445,051)
                                                           -------------    ------------    --------------   -------------
                                                             1,608,910       1,681,584         4,523,833       5,156,794
         TOTAL EXPENSES
---------------------------------------------------------  -----------------------------    ------------------------------

         NET LOSS                                        $     (57,868)   $   (206,416)   $     (510,774)  $    (555,941)
---------------------------------------------------------  -----------------------------    ------------------------------

         Loss Per Common Share                           $       (0.01)   $      (0.04)   $        (0.11)  $       (0.12)

Weighted Average Number of
         Common Shares Outstanding                           4,772,318       4,772,318         4,772,318       4,772,318







            There was no impact to earnings per share from dilutive securities as the resultant would have been anti-dilutive.

                   HYDROMER, INC. AND CONSOLIDATED SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                       Nine months Ended
                                                                                           March 31,
                                                                                     2011            2010
                                                                                   UNAUDITED      UNAUDITED
         -----------------------------------------------------------------------------------------------------
         CASH FLOWS FROM OPERATING ACTIVITIES:
             Net Loss                                                          $     (510,774)  $    (555,941)
         Adjustments to reconcile net loss to net cash used for
         operating activities
                Gain on Sale of Product Lines                                           -            (335,629)
                Depreciation and amortization                                         303,122         318,126
                Deferred income taxes                                                (243,856)       (421,417)
                Changes in Assets and Liabilities:
                  Trade receivables                                                   210,790         187,254
                  Inventory                                                           (53,416)         75,296
                  Prepaid expenses                                                        600           9,611
                  Other assets                                                          6,400         (18,402)
                  Accounts payable and accrued liabilities                             69,511          67,118
                  Deferred income                                                      94,864          17,114
                  Income taxes payable                                                    -           (89,212)
         -----------------------------------------------------------------------------------------------------

                      Net Cash Used in Operating Activities                          (122,759)       (746,082)

         -----------------------------------------------------------------------------------------------------

         CASH FLOWS FROM INVESTING ACTIVITIES:
             Cash purchases of property and equipment                                (110,254)       (175,486)
             Cash payments on patents and trademarks                                 (140,010)       (251,389)
             Redemption of matured short-term investments                             440,000         700,000
             Cash purchases of short-term investments                                   -            (690,000)
             Proceeds Received from the sale of Product Lines                           -             800,000
         -----------------------------------------------------------------------------------------------------

                      Net Cash Provided by Investing Activities                       189,736         383,125

         -----------------------------------------------------------------------------------------------------
         CASH FLOWS FROM FINANCING ACTIVITIES:
             Repayment of long-term borrowings                                        (38,526)        (36,018)
         -----------------------------------------------------------------------------------------------------

                      Net Cash Used in Financing Activities                           (38,526)        (36,018)

         -----------------------------------------------------------------------------------------------------
         NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:                         28,451        (398,975)
         Cash and Cash Equivalents at Beginning of Period                             843,610       1,585,765
         -----------------------------------------------------------------------------------------------------

         Cash and Cash Equivalents at End of Period                             $     872,061   $   1,186,790
         -----------------------------------------------------------------------------------------------------

         Non-Cash Investing and Financing Activities:
             Note Receivable in exchange for Sale of Product Lines                               $    400,000

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

The Company's revenues for the quarter ended March 31, 2011 were $1,551,042, $75,874 or 5.1% higher than the $1,475,168 for the same period the previous year. For the nine month period ended March 31, revenues were $4,013,059 during the 2011 year, as compared with $4,600,853 the year before or $587,794 lower (12.8%). Revenues are comprised of the sale of Products and Services and Royalty and Contract payments.

      Product sales were $1,070,400 for the quarter ended March 31, 2011 as compared to $845,734 for the same period the year before, a $224,666 (26.6%) increase: higher due to an increase in Dragonhyde(R) Hoof Bath Concentrate sales of $232,636, primarily in Europe. The quarter ended March 31, 2010 included $99,181 in transitional sales from the medical device product lines sold in November 2009. For the nine month period ended March 31, 2011, product sales were $2,281,134 as compared with $2,856,840 or $575,706 (20.2%) lower than the same period the year before. Sales from the divested product lines (including of the product lines sold in April 2009 with its transition period carrying operations into October
      2010) accounted for approximately $798,074 of the difference, offset by $311,856 in higher Dragonhyde Hoof Bath Concentrates sales. The 2011 results would have been better had it not been for toll manufacturing delays that prevented over $132,000 of additional sales from occurring in March.

      Services revenues, primarily contract coating services, for the three months ended March 31, 2011 was $274,326 or $128,440 lower (31.9%) than the $402,766 the corresponding period the year before, primarily timing differences as overall, Services revenues for the nine months ended March 31, 2011 was $1,044,715 or $17,334 lower (1.6%) than the $1,062,049 the corresponding period the year before.

      Royalty and Contract revenues include royalties received and the periodic recurring payments from license, stand still and other agreements other than for product and services. Included in Royalty and Contract revenues are revenues from support and supply agreements. Some of the royalties and support fees are based on the net sales of the final item (to which the Hydromer technology is applied to) and are subject to the reporting of our customers. For the quarter ended March 31, 2011, Royalty and Contract revenues were $206,316, compared to $226,668 the same period a year ago.
      For the nine months ended March 31, 2011, Royalty and Contract revenues were $687,210, compared with the previous year's $681,964. We continue entering into new Royalty and Contract revenue agreements, some which begin with our customer's first commercial sale of their product. Once online, including with the commercialization of one of our hydrogel technologies, we anticipate a doubling of this revenue line within the next few years.

      When excluding the revenues from the divested product lines, we are reporting a 5.5% gain in total revenues this year's period; a 9.0% gain had they not been any toll manufacturing delays in March 2011. We expect continued revenue growth, particularly in our T-HEXX(R) Animal Health business where a majority of our research and development during the past two years has been focused upon.

Total Expenses for the quarter ended March 31, 2011 were $1,608,910 as compared with $1,681,584 the year before, a 4.3% decrease. For the nine months ended March 31, 2011, total expenses were $4,523,833 as compared with $5,156,794 the same period the year before, or an improvement of 12.3%. Reducing expenses for the nine months ended March 31, 2010 was the gain from the sale of product lines of $335,629. When excluding the gain from sale of product lines, total expenses for the nine months ended March 31, 2010 would have been $5,492,423 or with the current period $968,590 (17.6%) better.

      For the quarter ended March 31, 2011, the Company's Cost of Goods Sold was $483,068 as compared with $526,601 the year prior, lower by $43,533 or 8.3%. The Cost of Goods Sold attributed to the sold product lines approximated $5,171 in the March 2011 quarter as compared with approximately $137,511 in the March 2010 quarter with the cost reduction offset by the higher material Cost of Goods Sold from the increase in [Dragonhyde] product sales revenues. The Cost of Goods Sold for the nine month period was $1,231,650 or $762,408 better (38.2%) than the prior year's $1,994,058, which included approximately $836,744 relating to the divested product lines.

      Operating expenses were $1,101,305 for the quarter ended March 31, 2011 as compared with $1,316,952 the year before, lower by $215,647 or 16.4%. For the nine month period, Operating expenses were $3,378,516 this year compared with $3,804,805 the year before, an improvement of $426,289
      (11.2%). Most of the reduction to Operating expenses related to a lower staffing level, including in part due to the divestiture of the medical device product lines, as offset by increases in marketing and sales expenses in our T-HEXX Animal Health business (added tradeshow promotions and related travel and marketing expenditures).

      Interest expense, interest income and other income are included in Other Expenses. Interest expense (on the mortgage) for the nine months ended March 31, 2011 and March 31, 2010 were $149,037 and $152,823, respectively. Included in Other Income for the 2010 period was the gain from the sale of product lines of $335,629.

A net loss of $57,868 ($0.01 per share) is reported for the quarter ended March 31, 2011 as compared to a net loss of $206,416 ($0.04 per share) the year before. For the nine months ended March 31, 2011, a net loss of $510,774 ($0.11 per share) is reported compared against a net loss of $555,941 ($0.12 per share) for the same period year before.


      Despite sales being $587,794 lower this year-to-date, of which approximately $798,074 was attributable to the sale of the medical device product lines, expense reductions, including that beyond relating to the sold product lines, totaled $632,961. When excluding the $335,629 gain on the sale of product lines and its related tax expense, total expenses were approximately $837,695 lower this year. The Company expects to continue improvements to its results coming from increasing revenues with modest increases to its expense base, primarily in expanded sales and marketing costs, including that of new sales representatives.

Financial Condition

Working capital decreased $61,338 during the three months ended March 31, 2011 and $753,449 during the nine months then ended.

For the three months ended March 31, 2011, operating activities provided $366,853 in net cash. For the nine month period ended March 31, 2011 net cash of $122,759 was used.

      The net loss, as adjusted for non-cash expenses of depreciation and amortization and deferred income taxes, used $451,508 in cash. The net change in other operating assets and liabilities provided $328,749 in cash, with the primarily activities being the collection of trade receivables and customer prepayments and increased accounts payable and accrued expenses as offset by higher inventories, in part due to the toll manufacturer delays.

Investing activities provided $189,736 and financing activities used $38,526 during the nine months ended March 31, 2011.

      Investing activities for the nine months ended March 31, 2011 included $110,254 for capital expenditures and $140,010 towards the Company's patent estate. $440,000 in short-term investments matured and was converted into cash. Reported under Financing activities was the repayment of the principal portion of the mortgage.

For the quarter ended March 31, 2011, we were near break-even. This is a tremendous turnaround following a $780,000 annual loss in support fees/cash effective January 1, 2009 and an annualized $2 million+ loss in revenues (an approximate loss of $400,000+ in pre-tax profits) related to the medical device product lines sold in 2009. With a continued market penetration from our recently introduced products and the medical coatings introduced years prior, completing their [clinical] evaluations by our customers, we expect a return to profitability soon.